Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Earnings
Income from continuing operations before income taxes	$658	$645	$591	$1,303	$1,126
Fixed charges, excluding interest on deposits	240	211	222	451	415
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	898	856	813	1,754	1,541
Interest on deposits	487	400	348	887	646
Income from continuing operations before income taxes and fixed charges including interest on deposits	$1,385	$1,256	$1,161	$2,641	$2,187
Fixed charges
Interest expense, excluding interest on deposits	$223	$194	$204	$417	$380
One-third net rental expense (a)	17	17	18	34	35
Total fixed charges, excluding interest on deposits	240	211	222	451	415
Interest on deposits	487	400	348	887	646
Total fixed charges, including interests on deposits	$727	$611	$570	$1,338	$1,061
Earnings to fixed charges ratios
Excluding interest on deposits	3.74	4.06	3.66	3.89	3.71
Including interest on deposits	1.91	2.06	2.04	1.97	2.06
(a)	The proportion deemed representative of the interest factor.